UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001- 42715

Kandal M Venture Limited

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

+855-23425205

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Results of Annual General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of Kandal M Venture Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at held at Room 1501, 15/F Pacific Trade Centre, 2 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong at 9:00 am on September 22, 2026 (Eastern time and date), the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. A total of 68,279,730 votes, representing approximately 90.68% of the votes exercisable as of August 27, 2026, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution(s)	For	Against	Abstain
Proposal

To approve, as an ordinary resolution, that

with effect from such date and time to be determined by the board of directors of the Company (the “Effective Date”) provided that such date shall not be later than October 13, 2026:

(a) every forty (40) issued and unissued shares (namely, both class A ordinary shares of par value US$0.00001 each and class B ordinary shares of par value US$0.00001 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0004 each (the “Consolidated Share(s)”) so that the authorized share capital of the Company shall be changed from US$50,000 consisting of 5,000,000,000 shares of par value US$0.00001 each comprised of 4,975,000,000 class A ordinary shares of par value US$0.00001 each and 25,000,000 class B ordinary shares of par value US$0.00001 each to US$50,000 consisting of 125,000,000 shares of par value US$0.0004 each comprised of 124,375,000 class A ordinary shares of par value US$0.0004 each and 625,000 class B ordinary shares of par value US$0.0004 each (the “Share Consolidation”);

(b) all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one Consolidated Share in lieu of any fractional share that would have resulted from the Share Consolidation;

(c) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the Consolidated Shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

	67,997,978 (99.59%)	274,430 (0.40%)	7,322 (0.01%)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

By:	/s/ Duncan Miao
Name:	Duncan Miao
Title:	Chairman of the Board of Directors

Date: September 28, 2026

2